UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Mimecast Limited

(Name of Issuer)

Ordinary Shares, $0.012 nominal value

(Title of Class of Securities)

G14838109

(CUSIP Number)

December 31, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G14838109

(1)	NAMES OF REPORTING PERSONS Index Ventures V (Jersey) L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109

(1)	NAMES OF REPORTING PERSONS Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109

(1)	NAMES OF REPORTING PERSONS Yucca (Jersey) SLP
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G14838109

(1)	NAMES OF REPORTING PERSONS Index Venture Associates V Limited
(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
(3)	SEC USE ONLY
(4)	CITIZENSHIP OR PLACE OF ORGANIZATION Jersey, Channel Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(5) SOLE VOTING POWER 0
(6) SHARED VOTING POWER 0
(7) SOLE DISPOSITIVE POWER 0
(8) SHARED DISPOSITIVE POWER 0
(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
(10)	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.00%
(12)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a).	Name of Issuer:

Mimecast Limited (“Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

CityPoint, One Ropemaker Street, Moorgate

London EC2Y 9AW, UK

Item 2(a).	Name of Person Filing:

i.	Index Ventures V (Jersey) L.P.
ii.	Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P.
iii.	Yucca (Jersey) SLP
iv.	Index Venture Associates V Limited

Item 2(b).	Address of Principal Business Office or, if none, Residence:

i.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
ii.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
iii.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG
iv.	44 Esplanade, St. Helier, Jersey, Channel Islands, JE4 9WG

Item 2(c).	Citizenship:

i.	Jersey
ii.	Jersey
iii.	Jersey
iv.	Jersey

Item 2(d).	Title and Class of Securities:

Ordinary shares, nominal value of $0.012 per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G14838109

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J);

(k)

☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____________________________.

Item 4.	Ownership.

The information requested hereinafter is set forth in items 5 through 9 and 11 of the cover pages to this Schedule 13G. Ownership is stated as of December 31, 2018 and the ownership percentages are based on 60,063,419 Ordinary Shares outstanding as of October 31, 2018, as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the period ended September 30, 2018, as filed with the Securities and Exchange Commission on November 8, 2018.

Index Ventures V (Jersey) L.P. (“Index Ventures V”) is the owner of record of 0 Ordinary Shares and Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel” and together with Index Ventures V, the “Index V Funds”) is the owner of record of 0 Ordinary Shares. As the managing general partner of the Index V Funds, Index Venture Associates V Limited (“Index V Limited”) may be deemed to have shared dispositive power and shared voting power over the shares owned by the Index V Funds.

Yucca (Jersey) SLP (“Yucca”) is the owner of record of 0 Ordinary Shares. Yucca administers the co-investment vehicle that is contractually required to mirror the Index V Funds’ investment. As a result, Index V Limited may be deemed to have shared dispositive and shared voting power over Yucca’s shares by virtue of its shared dispositive power over and shared voting power over the shares owned by the Index V Funds.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☒

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer and of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 8, 2019

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

YUCCA (JERSEY) SLP By: Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo Title: Authorized Signatory

By:	/s/ Sarah Earles
Name: Sarah Earles Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(1) under the Act, hereby agrees and acknowledges that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of the shares of Ordinary Shares and the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of them. The undersigned further agree that any further amendments or supplements thereto shall also be filed on behalf of each of them.

Dated: February 8, 2019

INDEX VENTURES V (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

INDEX VENTURES V PARALLEL ENTREPRENEUR FUND (JERSEY) L.P.

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

YUCCA (JERSEY) SLP By: Intertrust Employee Benefit Services Limited as authorized signatory of Yucca (Jersey) SLP in its capacity as an Administrator of the Index Co- Investment Scheme

By:	/s/ Alex di Santo
Name: Alex di Santo Title: Authorized Signatory

By:	/s/ Sarah Earles
Name: Sarah Earles Title: Authorized Signatory

INDEX VENTURE ASSOCIATES V LIMITED

By:	/s/ Sinead Meehan
Name: Sinead Meehan Title: Director

Exhibit 2

IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP

Index Ventures V (Jersey) L.P. (“Index Ventures V”), Index Ventures V Parallel Entrepreneur Fund (Jersey) L.P. (“Index Ventures V Parallel”), Index Venture Associates V Limited (“Index V Limited”) and Yucca Jersey SLP (“Yucca”) are filing this statement on Schedule 13G as a group.

Index Ventures V is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Index Ventures V Parallel is a Jersey (Channel Islands) partnership. Its managing general partner is Index V Limited.

Yucca is a Jersey (Channel Islands) separate limited partnership. Its corporate general partner is an affiliate of Index V Limited.